FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940


The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:


NAME:


Kestenbaum Capital, LLC


Address of Principal Business Office:


11710 Old Georgetown Road, Apt 601, North Bethesda, Maryland, 20852


Telephone Number:


3016741670


Name and address of agent for service of process:


Roy Kestenbaum,
11710 Old Georgetown Road, Apt 601, North Bethesda, Maryland, 20852


Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:


NO






ITEM 1. Exact name of registrant:


Kestenbaum Capital, LLC


ITEM 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation:


Maryland
September 1, 2022


ITEM 3. Form of organization of registrant:


Limited Liability Corporation


ITEM 4. Classification of registrant:


Management Company


ITEM 5. If registrant is a management company:


1. State whether registrant is a "closed-end" company or an "open-end" company:


The company is an "Open End" company.


2. State whether registrant is registering as a "diversified" company or a "non-diversified" company:


The company is a "Non-Diversified" company.


ITEM 6. Name and address of each investment adviser of registrant:


Roy Kestenbaum, 11710 Old Georgetown Road, apt 601, North Bethesda, Maryland, 20852


ITEM 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant:


NOT APPLICABLE


ITEM 8. If registrant is an unincorporated investment company not having a board of directors:


NOT APPLICABLE


ITEM 9.
1. State whether registrant is currently issuing and offering its securities directly to the public:


NO


2. If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter:


NOT APPLICABLE


3. If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities:


YES


4. State whether registrant has any securities currently issued and outstanding:


NO


5. If the answer to Item 9(d) is "yes", state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant?s outstanding voting securities:


NOT APPLICABLE


ITEM 10. State the current value of registrant's total assets:


$33,000


ITEM 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958:


NO


ITEM 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its security holders, if any:


NOT APPLICABLE








SIGNATURES:


I, Roy Kestenbaum, president and agent for service of process of Kestenbaum Capital, LLC, hereby state that the above has been filled truthfully.




October 10, 2022,

ROY KESTENBAUM